(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: May 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Shaw Group Inc.
Full Name of Registrant

Former Name if Applicable

4171 Essen Lane
Address of Principal Executive Office (Street and Number)

Baton Rouge, Louisiana 70809
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was required to file its Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2007 with the Securities and Exchange Commission by April 10, 2007 (the “Second Quarter Report”). As a result of the activities related to the possible restatement of the registrant’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2006 (the “First Quarter Report”), which was previously disclosed by the registrant in a Current Report on Form 8-K/A filed on April 11, 2007, the registrant was unable to file its Second Quarter Report by the prescribed due date. The registrant expects to file its Second Quarter Report contemporaneously with the filing of an amended First Quarter Report. These events caused delays in the registrant’s completion of its Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2007 (the “Third Quarter Report”). The registrant is presently unable to file its Third Quarter Report and does not expect to file the Third Quarter Report within the five-day period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dirk J. Wild	(225)	932-2500
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☑ No

The registrant did not timely file its Current Report on Form 8-K/A, which would have amended its Current Report on Form 8-K filed on October 16, 2006 (the “Westinghouse Form 8-K”) to include the financial information required by Form 8-K in connection with the registrant’s Westinghouse acquisition. On June 4, 2007, the registrant filed an amendment and supplement to Item 9.01 of its Westinghouse Form 8-K to include the historical financial statements of Westinghouse and the unaudited pro forma financial information required pursuant to Article 11 of Regulation S-X.

The registrant did not timely file its Form 12b-25 related to the Second Quarter Report. However, the registrant filed a Current Report on Form 8-K on April 5, 2007 providing information about the status of the registrant’s change in auditors and expected delay in filing its Second Quarter Report. In addition, the registrant filed its Form 12b-25 related to the Second Quarter Report on July 12, 2007.

The registrant did not timely file and has not yet filed its Second Quarter Report.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates significant changes in its results of operations for the three and nine-month periods ended May 31, 2007, as compared to the three and nine-month periods ended May 31, 2006 when the Third Quarter Report is filed primarily as a result of the following significant items identified in connection with the preliminary results for the Registrant’s fiscal quarter ended February 28, 2007.

For the quarterly period ended February 28, 2007, the registrant estimates its financial results to be a net loss of $74 million after taxes, or $0.93 per diluted share. This estimate includes net charges of approximately $16 million after taxes for the registrant’s 20% equity investment in Westinghouse, charges of approximately $24 million after taxes for the impairment of and charges related to the registrant’s investment in certain military housing privatization projects and a $10 million charge for contingent tax matters. The registrant also incurred additional charges totaling approximately $68 million before taxes, comprised of $32 million before taxes for the settlement of claims with owners and vendors and final estimates of revenues and costs for two major domestic EPC projects, $9 million for the reversal of certain project incentive fees and $27 million for losses recognized on certain other projects. Revenues were approximately $1.2 billion for the second quarter and approximately $2.5 billion for the six months ended February 28, 2007. Operating cash flow for the second quarter was approximately $23 million and for the six month period was approximately $154 million. Backlog at February 28, 2007 was approximately $11.3 billion.

The registrant does not expect to include any restated earnings statements in the Third Quarter Report.

Note: This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology, including “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “plan,” “intend,” and “forecast,” or other similar words. Statements contained in this Form 12b-25 are based upon information presently available to the registrant and assumptions that it believes to be reasonable. The registrant is not assuming any duty to update this information should those facts change or should it no longer believe the assumptions to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including without limitation, statements concerning the filing of the Quarterly Report. The registrant’s actual decisions, performance, and results may differ materially.

The Shaw Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	July 11, 2007	By	/s/ Dirk J. Wild
Senior Vice President and Interim Chief Financial Officer